November 17, 2014

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Dean Brazier
Jacqueline Kaufman

Re:                             Cnova N.V.

Registration Statement on Form F-1

Initially Submitted on June 4, 2014

Reg. No. 333-196521

Dear Ms. Kaufman:

On behalf of our client, Cnova N.V., a Dutch company (the “Company”), we respond in this letter to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 12, 2014 (the “Comment Letter”). The Staff’s Comment Letter relates to Amendment No. 6 (“Amendment No. 6”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”), which was submitted to the Commission on October 31, 2014, via the Commission’s EDGAR system.  The Registration Statement was initially submitted to the Commission on June 4, 2014. Amendment No. 1 thereto was submitted to the Commission on July 14, 2014, Amendment No. 2 thereto was submitted to the Commission on August 7, 2014 (and resubmitted to the Commission on August 12, 2014, to correct a technical error), Amendment No. 3 thereto was submitted to the Commission on October 6, 2014, Amendment No. 4 thereto was submitted to the Commission on October 21, 2014, Amendment No. 5 thereto was submitted to the Commission on October 29, 2014, and Amendment No. 7 thereto, which was filed solely for the purpose of filing Exhibit 1.1 to the Registration Statement, was submitted to the Commission on November 7, 2014. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 6.

Set forth below is the response of the Company to the Staff’s comment in the Comment Letter.  For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.  Page references in the response set forth below refer to page numbers in Amendment No. 6.

Dilution, page 50

1.                                      Please show us how you computed net tangible book value before and after giving effect to the sale of ordinary shares in the offering reconciling amounts used in the computations to the historical financial statements, use of proceeds on page 47 and capitalization on page 49 to the extent applicable.

Response:

The Company respectfully provides the Staff, based on guidance from Section 8300 of the Commission’s Division of Corporation Finance Financial Reporting Manual, the computation of net tangible book value before and after giving effect to the sale of ordinary shares in the offering shown in the table below, together with the reconciliation of net proceeds.

Computation of Net tangible book value before and after giving effect to the sale of ordinary shares in the offering

		Historical/before IPO		As Adjusted/after IPO
	Amendment No. 6 Page Reference	in € millions	in $ millions	in € millions	in $ millions
Consolidated equity attributable to equity holders of Cnova as of September 30, 2014	49 and F-68	463.2	584.9	463.2	584.9
(Goodwill)	F-68	(514.3)	(649.5)	(514.3)	(649.5)
(Intangible assets, net)	F-68	(139.8)	(176.6)	(139.8)	(176.6)
(Deferred tax assets [€22.9 million] - Deferred tax liabilities [€8.4 million])	F-68	(14.5)	(18.3)	(14.5)	(18.3)
Gross proceeds (26,800,000 ordinary shares * $13.25 per ordinary share (the midpoint of the price range))		—	—	281.2	355.1
(IPO expenses incurred after September 30, 2014)		—	—	(26.0)	(32.8)
Net tangible book value as of September 30, 2014	50	(205.4)	(259.4)	49.8	62.9

The net proceeds of $306.6 million stated on page 47 of Amendment No. 6 equal the gross proceeds of $355.1 million (26,800,000 ordinary shares * $13.25 per ordinary share (the midpoint of the price range)) minus (i) offering expenses of $34.3 million stated on page 214 of Amendment No. 6 and (ii) underwriting fees of $14.2 million. Out of this $48.5 million of offering expenses and underwriting fees, $32.8 million will be recorded subsequent to September 30, 2014.

*      *      *

Please do not hesitate to contact Joshua G. Kiernan at +44 20 7532 1408 or Andrew Weisberg at (212) 819-8980 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP